Exhibit 99.53
FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Blue Pearl Mining Ltd. (the “Company”) 6 Adelaide Street West, Suite 500 Toronto, ON M5C 1H6

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

Derek Price, Chief Financial Officer (416) 860-1438

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

The Company acquired all of the issued and outstanding shares of Thompson Creek Metals Company (“Thompson Creek”) pursuant to an agreement and plan of merger dated as of September 1, 2006, amended as of October 13, 2006 (the “Thompson Creek Acquisition Agreement”) among Blue Pearl USA Ltd., a wholly-owned subsidiary of the Company, Thompson Creek and F. Steven Mooney, as the shareholder representative of all of the then existing shareholders of Thompson Creek (the “Thompson Creek Vendors”).

Additional disclosure concerning the nature of Thompson Creek’s business is contained in the Company’s short form prospectus dated October 13, 2006.

2.2	Date of Acquisition

The effective date of the acquisition is October 26, 2006.

2.3	Consideration

Pursuant to the Acquisition Agreement, the Company paid the shareholders of Thompson Creek an aggregate cash purchase price of US$575 million. The Company paid the shareholders of Thompson Creek an additional US$61.3 million on account of accounts receivable of Thompson Creek.

Additional cash payments (the “Contingent Consideration”) may be payable in calendar years 2007, 2008 and 2009 in the event that the average price per pound of molybdenum dealer oxide as quoted in Platt’s Metals Week in such year is equal to or greater than US$15 per pound. The maximum amount of the Contingent Consideration over the three year period is US$125 million.

The Company used the net proceeds from its public offering of subscription receipts which was completed on October 23, 2006 of approximately US$193.1 million, approximately US$35 million from the sale of securities to one of the Thompson Creek Vendors, together with the net proceeds from its debt financing of approximately US$389.8, to fund the purchase price for the acquisition of Thompson Creek, for certain transaction costs and for general corporate and working capital purposes.

Additional disclosure concerning the consideration paid by the Company, in particular the Contingent Consideration, for Thompson Creek and the source of funds is contained in the Company’s short form prospectus dated October 13, 2006.

2.4	Effect on Financial Position

Disclosure with respect to any plans or proposals for material changes in the Company’s business affairs or the affairs of Thompson Creek which may have a significant effect on the results of operations and financial position of the Company is contained in the Company’s short form prospectus dated October 13, 2006.

2.5	Prior Valuations

Not Applicable.

2.6	Parties to Transaction

The transaction was not with informed persons, associates or affiliates of the Company.

2.7	Date of Report

December 20, 2006.

Item 3	Financial Statements

The following financial statements are contained in Schedule “A” annexed hereto, which forms part of this report:

(i)   unaudited pro forma consolidated financial statements of the Company, consisting of a consolidated balance sheet as at September 30, 2006 and consolidated statements of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005, together with the Compilation Report thereon and the notes thereto;

(ii)   audited consolidated financial statements (the “Audited Financial Statements”) of Thompson Creek, consisting of consolidated balance sheets as at September 30, 2005 and 2004 and consolidated statements of income, statements of cash flows and statement of changes in stockholders’ equity for the years ended September 30, 2005 and 2004, together with the Auditors’ Report thereon and the notes thereto; and

(iii)   unaudited consolidated financial statements of Thompson Creek, consisting of consolidated balance sheets as at June 30, 2006 and 2005 and consolidated statements of income, statements of cash flows and statement of changes in stockholders’ equity for the nine months ended June 30, 2006 and 2005, together with the notes thereto.

As the attached Audited Financial Statements are identical to the information included in the Company’s short form prospectus dated October 13, 2006, a copy of which has been posted on SEDAR at www.sedar.com, the Company has not obtained the consent of Ehrhardt Keefe Steiner & Hottman PC to include the attached June 29, 2006 (except for Note 12 which is as of July 28, 2006) Auditors’ Report in this report.
Cautionary Note Regarding Forward-Looking Statements
This business acquisition report contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated;

accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s short form prospectus dated October 13, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

SCHEDULE “A”
BLUE PEARL MINING LTD.
Pro Forma Consolidated Financial Statements
As at September 30, 2006 and for the Nine Month Period Ended September 30, 2006
And
For the Year Ended December 31, 2005

BLUE PEARL MINING LTD.
Table of Contents

Page
Compilation Report	FS 1-3

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Balance Sheet as at September 30, 2006	FS 1-4

Pro Forma Consolidated Statement of Operations for the nine month period ended September 30, 2006	FS 1-5

Pro Forma Consolidated Statement of Operations for the year ended December 31, 2005	FS 1-6

Notes to Pro Forma Consolidated Financial Statements	FS 1-7

FS 1-2

COMPILATION REPORT ON THE
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
To The Directors of
Blue Pearl Mining Ltd.
We have read the accompanying unaudited pro forma consolidated financial statements of Blue Pearl Mining Ltd. (“Blue Pearl”) as at September 30, 2006 and for the nine month period ended September 30, 2006 and the year ended December 31, 2005 and have performed the following procedures.
1.	Compared the figures in the columns captioned “Cdn$ Blue Pearl” to the unaudited consolidated financial statements of Blue Pearl as at September 30, 2006 and for the nine month period then ended and compared the figures under the column captioned “Cdn$ Blue Pearl” for the year ended December 31, 2005 to the audited consolidated financial statements for the year then ended and found them to be in agreement.
2.	Compared the figures in the columns captioned “Thompson Creek” to the audited consolidated financial statements of Thompson Creek as at September 30, 2005 and for the year then ended and found them to be in agreement and compared the columns captioned “Thompson Creek” for the nine month period ended June 30, 2006 to the unaudited consolidated financial statements of Thompson Creek for the period then ended and found them to be in agreement.
3.	Made enquiries of certain officials of Blue Pearl who have responsibility for financial and accounting matters about:
(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma financial statements comply as to form in all material respects with regulatory requirements.
The officials:
(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with regulatory requirements.
4.	Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “US$ Blue Pearl” and “Thompson Creek” as at September 30, 2006 and for the nine month period then ended and for the year ended December 31, 2005 and found the amounts in the column captioned “US$ Pro forma” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Ontario December 1, 2006	Chartered Accountants

FS 1-3

BLUE PEARL MINING LTD.
PRO FORMA CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2006
UNAUDITED — SEE COMPILATION REPORT
(all amounts in US$000s unless otherwise noted)

	Cdn$	US$	US$		Pro forma	US$
	Blue Pearl	Blue Pearl	Thompson Creek		Adjustments	Pro forma
					(Note 2)
ASSETS
Current:
Cash and cash equivalents	$3,600	$3,228	$307,771	(b)	$229,729	$83,162
				(d)	(272,325)
				(c)	401,855
				(c)	(12,096)
				(a)	(575,000)
Inventories	—	—	110,433		—	110,433
Accounts receivable and prepaid	821	736	109,808		(8,986)	101,558

	4,421	3,964	528,012		(236,823)	295,153

Restricted cash	300	269	4,609		—	4,878
Deferred financing costs	854	766	—	(c)	12,096	12,862
Mine closure receivable	—	—	16,249		—	16,249
Deferred tax asset	—	—	7,275		—	7,275
Thompson Creek acquisition costs	769	690	—	(a)	(690)	—
Other non-current assets	—	—	16		—	16
Property, plant and equipment	1,796	1,610	72,494	(a)	372,700	446,804

	$8,140	$7,299	$628,655		147,282	783,237

LIABILITIES
Current:
Accounts payable and accrued liabilities	$2,008	$1,802	$23,805	(a)	$61,299	$86,906
Accrued dividend	—	—	175,000	(d)	(175,000)	—
Income taxes payable	—	—	7,481		—	7,481
Current portion of long term debt	—	—	2,366		—	2,366
Current portion of long term debt, acquisition	—	—	—		56,250	56,250
Deferred revenue	—	—	837		—	837
Deferred tax liability	—	—	3,967		—	3,967

	2,008	1,802	213,456		(57,451)	$157,807

Long term debt, less current portion	—	—	8,080		—	8,080
Long term debt, acquisition	—	—	—	(c)	345,605	345,605
Asset retirement obligations	228	204	29,215		—	29,419
Other long term liabilities	—	—	7,304		—	7,304

	2,236	2,006	258,055		288,154	548,215

SHAREHOLDERS’ EQUITY
Warrants	393	352	—	(b)	74,372	74,724
Contributed surplus	999	896	—		—	896
Common shares	22,642	20,301	—	(b)	155,357	175,658
Retained earnings (deficit)	(18,130)	(16,256)	358,763	(d)	(97,325)	(16,256)
				(e)	(261,438)
Currency translation adjustment	—	—	11,837	(e)	(11,837)	—

	5,904	5,293	370,600		(140,872)	235,022

	$8,140	$7,299	$628,655		147,282	783,237

The accompanying notes form an integral part of the pro forma consolidated financial statements

FS 1-4

BLUE PEARL MINING LTD.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006
UNAUDITED — SEE COMPILATION REPORT
(all amounts in US$000s (except per share amounts) unless otherwise noted)

	Cdn$	US$	US$		Pro forma	US$
	Blue Pearl	Blue Pearl	Thompson Creek		Adjustments	Pro forma
					(Note 3)
Revenue	$—	$—	$647,091		$—	$647,091
Cost of sales	—	—	220,546		—	220,546

Gross profit	—	—	426,545		—	426,545

Expenses:
Davidson project exploration and development	7,914	7,015	—		—	7,015
Selling and marketing	—	—	2,136		—	2,136
General and administrative	1,642	1,455	6,517		—	7,972
Depreciation, depletion and amortization	8	7	10,469	(a)	30,752	41,228
Interest expense	—	—	563	(b)	31,166	33,337
				(c)	1,608
Other expenses (income)	11	10	1,599		—	1,609
Interest income	(195)	(173)	(8,248)		—	(8,421)
Stock option expense	578	512	—		—	512

	9,958	8,826	13,036		63,526	85,388

Income (loss) before income taxes	(9,958)	(8,826)	413,509		(63,526)	341,157
Income taxes	(721)	(639)	127,998		—	127,359

Net income (loss)	$(9,237)	$(8,187)	$285,511		(63,526)	213,798

Net income (loss) per share	$(0.19)	$(0.17)				$2.21

Weighted average number of common shares outstanding	47,755	47,755				96,842

The accompanying notes form an integral part of the pro forma consolidated financial statements

FS 1-5

BLUE PEARL MINING LTD.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
UNAUDITED — SEE COMPILATION REPORT
(all amounts in US$000s (except per share amounts) unless otherwise noted)

	Cdn$	US$	US$		Pro forma	US$
	Blue Pearl	Blue Pearl	Thompson Creek(i)		Adjustments	Pro forma
					(Note 3)
Revenue	$—	$—	$790,424		$—	$790,424

Cost of sales	—	—	312,260		—	312,260

Gross profit	—	—	478,164		—	478,164

Expenses:
Davidson project exploration and development	2,602	2,306	—		—	2,306
Selling and marketing	—	—	3,626		—	3,626
General and administrative	1,690	1,498	9,322		—	10,820
Depreciation, depletion and amortization	3	3	8,742	(a)	41,003	49,748
Interest expense	—	—	537	(b)	41,555	44,235
				(c)	2,144
Other expenses (income)	(3)	(3)	1,595		—	1,592
Interest income	(155)	(137)	(3,208)		—	(3,345)
Stock option expense	489	433	—		—	433

	4,626	4,100	20,614		84,701	109,415

Income (loss) before income taxes	(4,626)	(4,100)	457,550		(84,701)	368,749
Income taxes	—	—	134,462		—	134,462

Net income (loss)	$(4,626)	$(4,100)	$323,088		(84,701)	234,287

Net income (loss) per share	$(0.15)	$(0.13)				$2,89

Weighted average number of common shares outstanding	31,879	31,879				80,966

(i)	The financial statements for Thompson Creek reflect operations for the 12 month period ended September 30, 2005.
The accompanying notes form an integral part of the pro forma consolidated financial statements

FS 1-6

BLUE PEARL MINING LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2006
UNAUDITED — SEE COMPILATION REPORT
(all amounts in US$000s unless otherwise noted)
1.	Basis of presentation:
The accompanying unaudited pro forma consolidated financial statements have been prepared by management of Blue Pearl Mining Ltd. (“Blue Pearl”) in accordance with accounting principles generally accepted in Canada. The pro forma consolidated balance sheet as at September 30, 2006 has been compiled from the unaudited consolidated balance sheet of Blue Pearl as at September 30, 2006 and the unaudited consolidated balance sheet Thompson Creek Metals Company (“Thompson Creek”) as at June 30, 2006. The pro forma consolidated statement of operations for the nine month period ended September 30, 2006 has been prepared from the unaudited consolidated financial statements of Blue Pearl for the nine month period ended September 30, 2006 and the unaudited consolidated financial information of Thompson Creek for the nine month period ended June 30, 2006. The consolidated statement of operations for the year ended December 31, 2005 has been prepared from the audited consolidated financial statements of Blue Pearl for the year ended December 31, 2005 and the audited consolidated financial statements of Thompson Creek for the year ended September 30, 2005.
The unaudited pro forma consolidated financial statements should be read in conjunction with Blue Pearl’s historical financial statements and accompanying notes for its fiscal year ended December 31, 2005 and the nine month period ended September 30, 2006 incorporated by reference in the business acquisition report and the Thompson Creek historical financial statements and accompanying notes for the fiscal year ended September 30, 2005 and the nine months ended June 30, 2006 included elsewhere in the business acquisition report.
Blue Pearl has converted its financial statements into a US$ reporting currency under the provision of EIC 130 using an exchange rate of $1 Cdn equals $0.897 US for balance sheet items and $1 Cdn equals 0.886 US for statement of operations items.
The consolidated financial statements of Blue Pearl used in the preparation of these pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The consolidated financial statements of Thompson Creek used in the preparation of these pro forma consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The differences between Canadian GAAP and US GAAP are described in Note 11 to the Thompson Creek consolidated financial statements and are considered immaterial. Management of Blue Pearl has reviewed the accounting policies of Thompson Creek and believes they are materially consistent with Blue Pearl’s accounting policies. No adjustments have been made to the pro forma consolidated financial statements to conform accounting policies.

FS 1-7

BLUE PEARL MINING LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2006
UNAUDITED — SEE COMPILATION REPORT
(all amounts in US$000s unless otherwise noted)
1.	Basis of presentation (continued):
The unaudited pro forma consolidated balance sheet as at September 30, 2006 gives effect to the acquisition of Thompson Creek and the issuance of the long-term debt and the issuance of the common shares and warrants on exchange of subscription receipts as if they had occurred on September 30, 2006. The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005 give effect to the acquisition of Thompson Creek and the issuance of long-term debt and the issuance of the common shares and warrants on exchange of subscription receipts as if they had occurred on January 1, 2006 and January 1, 2005 respectively.
The pro forma information is based on estimates and assumptions set forth in the notes to such information. The pro forma information is being furnished solely for information purposes and is not necessarily indicative of the combined results or financial position that might have been achieved for the period or date indicated, nor is it necessarily indicative of future results that may occur.
Pro forma adjustments are necessary to reflect the issuance of subscription receipts of Blue Pearl, the acquisition of Thompson Creek and Blue Pearl entering into a long-term debt facility and related interest expense and estimated transaction costs. The pro forma adjustments and allocation of the purchase price for Thompson Creek are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized by management and an independent valuator. The final valuation will be based on the actual net tangible and intangible assets of Thompson Creek that exist as of the date of the completion of the acquisition. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma financial statements. In addition, the impact of integration activities, the timing of the completion of the acquisition and other changes in Thompson Creek’s net tangible and intangible assets prior to completion of the acquisition could cause material differences in the information presented.
There were no intercompany balances or transactions between Blue Pearl and Thompson Creek.
2.	Pro forma transactions:
(a)	Acquisition of Thompson Creek:
The acquisition of 100% interest in Thompson Creek for $575 million in cash. Under the terms of the agreement with Thompson Creek, Blue Pearl will acquire, through a U.S. wholly-owned subsidiary, the following assets: 100-per-cent interest in the Thompson Creek producing open-pit molybdenum mine near Challis, Idaho; 100-per-cent interest in a metallurgical refinery plant in Langeloth, Pennsylvania; and 75-per-cent interest in the Endako producing open-pit molybdenum mine near Fraser Lake, B.C.

FS 1-8

BLUE PEARL MINING LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2006
UNAUDITED — SEE COMPILATION REPORT
(all amounts in US$000s unless otherwise noted)
2.	Pro forma transactions (continued):
In addition to the $575 million purchase price, Blue Pearl is obligated to make contingent payments of up to $125 million, depending upon the future price of molybdenum. As the outcome of this contingency payment is not known at the present time it is not reflected in these pro forma consolidated financial statements.
The vendors of Thompson Creek will also be entitled to receive money in respect of accounts receivable of Thompson Creek in excess of $23.35 as of the closing date. For purposes of the preparation of these pro forma financial statements, the excess accounts receivable has been calculated as $61,299. The estimated accounts receivable amounts on the closing date was $8,986 less than the balance as at June 30, 2006.
The agreement also requires that cash on hand at Thompson Creek at closing be equal to $25,000 plus Thompson Creek’s equipment loans. This cash amount is expected to be approximately $35,446 at closing. Based on the June 30, 2006 cash in Thompson Creek, dividends of $175,000 (declared prior to June 30, 2006 but paid subsequently) and $97,325 would have been paid prior to June 30, 2006 to reduce the closing cash balance to $35,446.
The preliminary allocation of the total consideration to the assets acquired and liabilities assumed is as follows:

Purchase price – cash$		575,000
– acquisition costs		690
– accounts receivable adjustment		61,299

		636,989
Book value of net assets acquired	370,600
Less: accounts receivable adjustment to estimated amount on close	(8,986)
Less: dividend of excess cash	(97,325)

Adjusted net book value		264,289

Purchase price discrepancy		372,700

For purposes of the preparation of these pro forma consolidated financial statements, the purchase price discrepancy has been allocated to property, plant and equipment. The final allocation amongst assets and liabilities will be determined based on valuations which will be finalized by management and an independent valuator after closing of the transaction.
(b)	Issuance of common shares and warrants:
The issuance by Blue Pearl of 41,860,000 common shares and 20,930,00 warrants upon exchange of subscription receipts for gross proceeds of $206,429 (Cdn$230,230), less share issue costs of $12,340 (Cdn$13,763) for net cash proceeds of $194,089 (Cdn$216,467) and the issuance of 7,227,182 common shares and 3,613,591 warrants for gross proceeds of $35,640 (Cdn$39,750), pursuant to a prospectus offering. Of the net proceeds, Blue Pearl has allocated $155,357 to the common shares and $74,372 to the warrants issued.

FS 1-9

BLUE PEARL MINING LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2006
UNAUDITED — SEE COMPILATION REPORT
(all amounts in US$000s unless otherwise noted)
2.	Pro forma transactions (continued):
(c)	Long-term debt financing:

Blue Pearl entered into an agreement with regard to a $424,355 ($401,855 term loan and $22,500 revolving line of credit) loan facility and agreed to pay loan commitment fees and expenses estimated to be $12,096 pursuant to this loan facility.

(d)	Payment of dividends by Thompson Creek:

The payment of dividends in the amount of $272,325 to the shareholders of Thompson Creek prior to the acquisition by Blue Pearl consisting of:

Dividend paid subsequent to June 30, 2006, assumed paid prior to June 30	$175,000
Dividend of excess cash	97,325

$272,325

(e)	Retained earnings elimination:

Elimination of the historic retained earnings of Thompson Creek.
3.	Pro forma adjustments to unaudited pro forma statements of operations:
(a)	To record 9 and 12 months of amortization, respectively, on the purchase price discrepancy. For purposes of these pro forma consolidated financial statements, the amortization has been estimated based on a units-of-production basis. The actual amount of the amortization could be significantly different based on the final purchase price allocation that will be completed by management and an independent valuator.

(b)	To record 9 and 12 months of interest, respectively, on the debt issuance.

(c)	To record 9 and 12 months of amortization, respectively, on the deferred financing costs related to the issuance of the long-term debt.

FS 1-10

THOMPSON CREEK METALS COMPANY
Consolidated Financial Statements
For the Nine-Month Periods Ended June 30, 2006 and 2005 (Unaudited)
And
For the Years Ended September 30, 2005 and 2004 (Audited)

THOMPSON CREEK METALS COMPANY
Table of Contents

Page
Independent Auditors’ Report	FS 2-3

Consolidated Financial Statements

Consolidated Balance Sheets	FS 2-4

Consolidated Statements of Income	FS 2-5

Consolidated Statements of Changes in Stockholders’ Equity	FS 2-6

Consolidated Statements of Cash Flows	FS 2-7

Notes to Consolidated Financial Statements	FS 2-9

FS 2-2

INDEPENDENT AUDITORS’ REPORT
Board of Directors and Stockholders
Thompson Creek Metals Company
Englewood, Colorado
We have audited the accompanying consolidated balance sheets of Thompson Creek Metals Company as of September 30, 2005 and 2004, the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Endako Molybdenum Mine, a wholly owned subsidiary, which statements reflect total assets of US$84,609,000 and US$36,388,000 as of September 30, 2005 and 2004, respectively, and total revenues of US$204,768,000 and US$81,204,000, respectively, for the years then ended. These statements were audited by other auditors whose report has been furnished to us, and in our opinion, insofar as it relates to the amounts included for Endako Molybdenum Mine, is based solely on the report of the other auditors.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thompson Creek Metals Company as of as of September 30, 2005 and 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 12 to the consolidated financial statements, certain errors resulting in the understatement of previously reported 2005 income taxes payable and income tax expense and an overstatement of previously reported 2005 revenues and cost of goods sold, were discovered by management of the Company during the current year. Accordingly, the 2005 consolidated financial statements have been restated to correct the error.
(Signed) Ehrhardt Keefe Steiner & Hottman PC
June 29, 2006, except for Note 12
  which is as of July 28, 2006
Denver, Colorado

FS 2-3

THOMPSON CREEK METALS COMPANY
Consolidated Balance Sheets
(Amounts in Thousands)

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
	Assets
Current assets
Cash	$307,771	$162,504	$202,896	$27,570
Accounts receivable, net	104,382	105,617	103,672	36,604
Inventories, net	110,433	73,370	97,905	50,609
Prepaid expenses	4,768	1,857	1,785	1,530
Other current assets	658	227	1,241	935

Total current assets	528,012	343,575	407,499	117,248

Non-current assets
Property, plant and equipment, net	72,494	37,287	56,776	31,964
Mine closure receivable	16,249	14,029	15,940	14,029
Restricted cash and investments	4,609	3,757	4,322	1,716
Other non-current assets	16	16	101	100
Deferred tax asset	7,275	5,917	6,743	—

Total non-current assets	100,643	61,006	83,882	47,809

Total assets	$628,655	$404,581	$491,381	$165,057

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$15,364	$9,252	$25,223	$14,400
Accrued liabilities	8,441	22,346	5,661	3,138
Accrued dividend	175,000	—	—	—
Income taxes payable	7,481	42,040	57,320	19,190
Current portion of long-term debt	2,366	1,535	2,695	3,465
Deferred revenue	837	776	624	351
Deferred tax liability	3,967	1,833	2,242	1,825

Total current liabilities	213,456	77,782	93,765	42,369

Non-current liabilities
Long term debt, less current portion	8,080	12,122	9,658	20,479
Asset retirement obligations	29,215	23,398	28,218	22,389
Other long-term liabilities	7,304	3,178	3,621	624

Total non-current liabilities	44,599	38,698	41,497	43,492

Total liabilities	258,055	116,480	135,262	85,861

Commitments and contingencies Stockholders’ equity
Common Stock (Note 6)	—	—	—	—
Additional paid-in capital	—	—	—	—
Retained earnings	358,763	282,590	348,252	75,164
Accumulated other comprehensive income:
Foreign currency translation adjustment	11,837	5,511	7,867	4,032

Total stockholders’ equity	370,600	288,101	356,119	79,196

Total liabilities and stockholders’ equity	$628,655	$404,581	$491,381	$165,057

See notes to consolidated financial statements.

FS 2-4

THOMPSON CREEK METALS COMPANY
Consolidated Statements of Income
(Amounts in Thousands)

	For the Nine-Month
	Periods Ended		For the Years Ended
	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Revenues
Molybdenum sales	$633,770	$552,588	$779,463	$241,107
Tolling and calcining	12,809	7,791	10,337	6,923
Management fees	512	431	624	262

Total revenues	647,091	560,810	790,424	248,292

Cost of sales
Cost of goods sold	220,546	256,324	312,260	191,406
Selling and marketing	2,136	2,483	3,626	1,920
Administrative	6,517	7,578	9,322	4,173
Depreciation, depletion and amortization	10,469	7,566	8,742	8,407

Total cost of sales	239,668	273,951	333,950	205,906

Income from operations	407,423	286,859	456,474	42,386

Other income (expense)
Interest expense	(563)	(532)	(537)	(1,055)
Interest income	8,248	1,271	3,208	433
Other	(1,599)	(1,360)	(1,595)	(387)

Total other income (expense)	6,086	(621)	1,076	(1,009)

Income, before income tax expense	413,509	286,238	457,550	41,377
Income tax expense	127,998	78,812	134,462	21,350

Net income	$285,511	$207,426	$323,088	$20,027

See notes to consolidated financial statements.

FS 2-5

THOMPSON CREEK METALS COMPANY
Consolidated Statement of Changes in Stockholders’ Equity
For the Nine-Month Periods Ended June 30, 2006 and 2005 (Unaudited) and the Years Ended
September 30, 2005 and 2004 (Audited)
(Amounts in Thousands)

				Accumulated	Total
	Common Stock		Retained	Comprehensive	Stockholders’
	Shares	Amount	Earnings	Income	Equity
Balance — September 30, 2003	125,000	$—	$55,137	$1,074	$56,211
Net income	—	—	20,027	—	20,027
Foreign currency translation, net of tax	—	—	—	2,958	2,958

Balance — September 30, 2004	125,000	—	75,164	4,032	79,196
Net income	—	—	207,426	—	207,426
Dividends	—	—	—	—	—
Foreign currency translation, net of tax of $762	—	—	—	1,479	1,479

Balance — June 30, 2005	125,000	—	282,590	5,511	288,101
Net income	—	—	115,662	—	115,662
Dividends	—	—	(50,000)	—	(50,000)
Foreign currency translation, net of tax of $1,213	—	—	—	2,356	2,356
Balance — September 30, 2005 (Restated)	125,000	—	348,252	7,867	356,119
Net income for the period	—	—	285,511	—	285,511
Dividends	—	—	(275,000)	—	(275,000)
Foreign currency translation, net of tax of $2,046	—	—	—	3,970	3,970

Balance — June 30, 2006 (Unaudited)	125,000	$—	$358,763	$11,837	$370,600

See notes to consolidated financial statements.

FS 2-6

THOMPSON CREEK METALS COMPANY
Consolidated Statements of Cash Flows
(Amounts in Thousands)

	For the Nine-Month Periods Ended		For the Years Ended
	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Cash flows from operating activities
Net income	$285,511	$207,426	$323,088	$20,027

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion, and amortization	10,469	7,566	8,742	8,407
Accretion expense	1,156	1,009	1,582	1,029
Change in allowance for doubtful accounts	—	—	(484)	178
Deferred income taxes	1,193	(5,909)	(6,326)	377
Loss on disposal of fixed assets	—	—	—	26
Loss (gain) on forward contracts	583	708	(306)	(380)
Changes in assets and liabilities
Accounts receivable	(710)	(69,013)	(66,584)	(21,008)
Inventories	(12,528)	(22,761)	(47,296)	(15,316)
Income tax payable	(49,839)	22,850	38,130	19,166
Other current assets	—	—	—	344
Prepaid expenses	(2,983)	(327)	(255)	275
Other non-current assets	85	84	(1)	(17)
Accounts payable, accrued liabilities and deferred revenue	(6,866)	14,485	13,619	7,162
Other non-current liabilities	3,683	2,554	2,997	(4,695)
Settlement of asset retirement obligation	(159)	—	—	—

	(55,916)	(48,754)	(56,182)	(4,452)

Net cash provided by operating activities	229,595	158,672	266,906	15,575

Cash flows from investing activities	(26,187)	(12,889)	(16,958)	(3,142)
Purchase of property and equipment
Decrease (increase) in restricted cash	(287)	(2,041)	(2,606)	3,726

Net cash (used in) provided by investing activities	(26,474)	(14,930)	(19,564)	584

Cash flows from financing activities	(100,000)	—	(50,000)	—
Dividends to shareholders
Funding of mine closure receivable	(309)	—	(1,911)	(1,791)
Repayments of long-term debt	(1,907)	(10,287)	(23,940)	(4,937)

Net cash used in financing activities	(102,216)	(10,287)	(75,851)	(6,728)

Effect of exchange rate changes on cash	3,970	1,479	3,835	2,958

Net increase in cash	104,875	134,934	175,326	12,389
Cash — beginning of year	202,896	27,570	27,570	15,181

Cash — end of period	$307,771	$162,504	$202,896	$27,570

(Continued on the following page)
See notes to consolidated financial statements.

FS 2-7

THOMPSON CREEK METALS COMPANY
Consolidated Statements of Cash Flows
(Amounts in Thousands)
(Continued from the previous page)
Supplemental disclosure of cash flow information:
Cash paid for interest for the nine-month periods ended June 30, 2006 and 2005 (unaudited), and the years ended, September 30, 2005 and 2004 was $563, $278, $763 and $828, respectively.
Cash paid for income taxes for the nine-month periods ended June 30, 2006 and 2005 (unaudited), and the years ended, September 30, 2005 and 2004 was $135,171, $62,650, $82,365 and $359, respectively.
Supplemental disclosure of non-cash activity:
During the nine-month period ended June 30, 2006 (unaudited), the Company accrued dividends of $175,000.
During the year ended September 30, 2005, the Company acquired assets through long-term debt valued at $12,349.
During the year ended September 30, 2005, the Company increased its asset retirement obligation and related asset balance by $4,247 due to the escalation of costs and the Phase 6 expansion of the Thompson Creek Mine.
See notes to consolidated financial statements.

FS 2-8

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies
General
The accompanying consolidated financial statements include the accounts of Thompson Creek Metals Company (“Metals”), Langeloth Metallurgical Company (“LMC”) and Thompson Creek Mining Company (“Mining”), collectively referred to as the “Company.” Metals, a Colorado corporation owns 100% of the outstanding stock of LMC and Mining. Mining, a Colorado corporation, owns 100% of the outstanding stock of Cyprus Thompson Creek Mining Company, which holds title to the mining claims of a molybdenum mine in Idaho. In addition, Mining owns 100% of the outstanding stock of Thompson Creek Mining Ltd. (“TC Ltd.”), a Yukon, Canada corporation, which holds a 75% joint venture interest in the Endako molybdenum mine (“Endako”).
Metals is engaged in the worldwide sales and marketing of molybdenum products from its offices in Denver, Colorado. LMC is engaged in the roasting of molybdenum, nickel and cobalt in Langeloth, Pennsylvania. Mining is engaged in the mining and milling of molybdenum in Custer County, Idaho, and Endako is engaged in the mining, milling and roasting of molybdenum in British Columbia, Canada.
The Company’s products are primarily sold to the steel industry to customers located throughout the world.
In June 1997, the Company through its subsidiary TC Ltd., acquired the mineral properties, equipment and certain other assets and assumed certain liabilities of Endako for $57 million. Concurrently with the acquisition, the Company sold a 25% joint venture interest in the assets and liabilities of Endako to Sojitz Moly Resources for $14.25 million. The Company’s 75% interest in Endako was funded using cash and debt. The Company is the operator of Endako and earns a sales and management fee based on total sales from the property.
For financial accounting and reporting purposes, the Endako acquisition was accounted for as a purchase. The Company’s share of the results of operations of Endako is included in the accompanying consolidated financial statements since the date of acquisition. The acquired assets and assumed liabilities have been recorded at their fair values as of the acquisition date.
Principles of Consolidation
The consolidated financial statements include 100% of the accounts of Metals, LMC and Mining and its subsidiaries and its proportionate share of assets, liabilities and results of operations of the Endako joint venture. The accompanying consolidated financial statements include the accounts of Thompson Creek Metals Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

FS 2-9

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)
Unaudited Interim Financial Information
The unaudited interim financial information as of and for the nine-month periods ended June 30, 2006 and 2005 have been prepared by the Company using accounting principles consistent with the audited financial information for the years ended September 30, 2005 and 2004. The Company has made all normal, recurring adjustments it believes are necessary to present fairly, in all material respects, the unaudited interim financial information.
Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.
Accounts Receivable
The Company controls credit risk related to accounts receivable through credit approvals, credit limits, and monitoring procedures. Concentration of credit risk with respect to accounts receivable are limited because the Company’s customer base includes a large number of geographically diverse customers, thus spreading the trade credit risk. The allowance for doubtful accounts is determined based on the individual customer. Management considers the credit risk of each individual customer, including payment history and other factors. If a customer has filed for bankruptcy the amount is determined to be uncollectible and is fully reserved. As of June 30, 2006 (unaudited) and September 30, 2005, management of the Company determined that no allowance for doubtful accounts was necessary. As of June 30, 2005 (unaudited) and September 30, 2004, the allowance for uncollectible accounts was approximately $484,000.
Inventories
Product inventories are carried at the lower of cost or market, using the average cost method.
Materials and supplies inventories are carried at the lower of cost or net realizable value at Mining and at LMC, using the specific goods last-in, first-out (“LIFO”) method and at Endako using the average cost method.
Property, Plant and Equipment
Plant and equipment are recorded at cost. The cost or normal maintenance and repairs to maintain mining equipment and processing facilities is charged to earnings as incurred. Property and equipment are depreciated as follows:

FS 2-10

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)
Property, Plant and Equipment (continued)
Metals, LMC and Mining
Depreciation is provided utilizing the straight line method over the estimated useful lives for owned assets, ranging from 5 to 20 years, and the related lease terms for leasehold improvements.
Endako
Buildings and machinery are depreciated over the estimated lives of the assets on a unit-of-production basis using proven and probable reserves. Mobile and other equipment is depreciated on a straight-line basis over the shorter of its estimated useful life and the life of the mine or on a declining balance basis at rates from 15% to 50%. Mineral resource properties and mine site land are recorded at cost and are depleted on an unit-of-production basis using proven and probable reserves. Assets under construction are recorded at cost and are not depreciated until they are brought into operational use.
In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To date, no asset or group of assets has been identified for which the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets and, accordingly, no impairment losses have been recorded.
The cost of normal maintenance and repairs to maintain mining equipment and processing facilities is charged to expense as incurred.
Expenditures for exploration and stripping expenditures are charged to expense as incurred.
Restricted Cash and Investments
The Company is required to maintain a balance in restricted cash to support the Endako mine closure and reclamation bonds (Note 9).

FS 2-11

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)
Mine Closure and Reclamation Costs
On October 1, 2002, the Company adopted the Statement of Financial Accounting Standard (“SFAS”) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Fair value is determined by estimating the retirement obligations in the period an asset is first placed in service and then adjusting the amount for estimated inflation and market risk contingencies to the projected settlement date of the liability. The result is then discounted to a present value from the projected settlement date to the date the asset was first placed in service. The present value of the asset retirement obligation is recorded as an additional property cost and as an asset retirement obligation liability. The amortization of the additional property cost (using the units-of-production method) is included in depreciation, depletion and amortization expense and the accretion of the discounted liability is included in cost of metals sold, tolling and calcining expenses in the Company’s Statement of Income.
It is possible the Company’s estimate of its ultimate reclamation, site restoration and closure liability could change due to possible changes in laws and regulations and changes in cost estimates. During 2002, the Company purchased an insurance policy for financial assurance of the mine reclamation activities.
See Note 9 for additional discussion of the Company’s adoption of SFAS No. 143.
Comprehensive Income
The Company follows SFAS No. 130, Reporting Comprehensive Income. The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income is the total of net income and other comprehensive income. The Company’s only item resulting in comprehensive income was foreign currency translation adjustments and accordingly a separate schedule is not included in these financial statements.
Revenue Recognition
The Company recognizes revenue from molybdenum sales upon the transfer of title of the metal to third parties. The Company recognizes tolling revenue and calcining revenue under contractual arrangements when the services are performed.

FS 2-12

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)
Income Taxes
The Company recognizes income taxes using the asset and liability approach in accordance with the provisions set forth in SFAS No. 109, Accounting for Income Taxes. Under the liability method, current income tax expense or benefit represents income taxes expected to be payable or refundable for the current period. Deferred income taxes are recognized for the tax consequences in future years for differences between the tax and financial reporting bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carry-forwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized in future tax returns. Tax rate changes are reflected in the period such changes are enacted.
Derivative Instruments
The Company does not acquire, hold or issue financial instruments for trading or speculative purposes. Financial instruments are used to manage certain market risks resulting from fluctuations in foreign currency exchange rates. On a limited basis the Company enters into forward contracts for the purchase of Canadian dollars.
Foreign Currency
The Company accounts for translation of foreign currency in accordance with SFAS No. 52, Foreign Currency Translation. TC Ltd. translates its share of the Endako assets and liabilities at the exchange rate in effect at the balance sheet date. Capital accounts are translated at historical exchange rates. Revenues and expenses are translated at the average exchange rate that prevailed during the period. Translation adjustments resulting from this process are shown separately in other comprehensive income which is included in Stockholders’ Equity.
The Company enters into forward exchange contracts in order to reduce the impact of certain foreign currency fluctuations. The contracts hedge firmly committed currency payments related to the Company’s funding requirements of Endako, which are denominated in Canadian dollars. The hedges provide protection to the Company from fluctuations in the Canadian dollar. The terms of the contracts are less than one year. As of June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, the Company had open forward exchange contracts with a total commitment to purchase Cdn $27.2 million, Cdn $32.4 million, Cdn $31.6 million, and Cdn $19.2 million at an average rate of USD $0.87, $0.81, $0.82 and $0.74, respectively. As a result of these forward contracts not qualifying for hedge accounting, the Company recognizes all derivative instruments on the balance sheet at their fair values and changes in fair value are recognized immediately in earnings. The Company recognized a loss (gain) of approximately $583,000, $708,000, $(306,000), and $(380,000) due to recording the forward contracts at fair value on June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, respectively. This gain is recorded in other income in the accompanying income statement and in the cash flow provided by operating activities on the statement of cash flows.

FS 2-13

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)
Fair Value of Financial Instruments
The carrying amounts of financial instruments including cash, restricted cash, receivables, investments, accounts payable and debt approximate fair value as of June 30, 2006 and 2005, and September 30, 2005 and 2004. The fair value of investments is determined using quoted market prices for those securities. The fair value of derivative instruments is determined using the difference between the current selling price and the value at maturity of the forward contract.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for certain items such as reserve and production quantities, production costs, depletion, depreciation and amortization, mine closure and reclamation, impairment, asset retirement obligation assumptions, the valuation of derivatives and contingencies.
Reclassifications
Certain amounts in the September 30, 2005 and 2004 consolidated financial statements have been reclassified to conform to the June 30, 2006 presentation.
Recently Issued Accounting Pronouncements
In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, (“EITF 04-06”) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in cost of goods sold in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of the reporting period and the carrying value is less than the net realizable value. Adoption of EITF 04-06 will have no impact on the Company, as the Company currently expenses stripping costs as they are incurred.
In March 2005, the FASB issued Interpretations 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations as an interpretation of SFAS No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform and asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 is not expected have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

FS 2-14

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)
Recently Issued Accounting Pronouncements (continued)
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 establishes new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless prescribed otherwise or it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected have a material impact on the Company’s consolidated financial position, results of operations or cash flows.
Note 2 — Balance Sheet Disclosures
Inventories are summarized as follows (in thousands):

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Product	$90,427	$57,998	$81,944	$38,705
Materials and supplies	20,006	15,372	15,961	11,904

	$110,433	$73,370	$97,905	$50,609

Of the total materials and supplies inventory, approximately $6,980,000, $5,498,000, $7,111,000 and $4,789,000 is stated at an average cost at June 30, 2006 and 2005, and September 30, 2005 and 2004, respectively. The excess of replacement cost over the value of materials and supplies inventory based upon the LIFO method was approximately $1,200,000, $957,000, $454,000 and $222,000 at June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, respectively. Gross profit would have been higher by $746,000 and $735,000 for the nine-month periods ended June 30, 2006 and 2005 (unaudited), respectively, and $232,000 for the year ended September 30, 2005 and lower by $98,000 for the year ended September 30, 2004, had the Company been using the FIFO method of inventory costing.

FS 2-15

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 2 — Balance Sheet Disclosures
Property, plant and equipment consist of the following (in thousands):

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Mineral resources	$17,107	$17,107	$17,107	$17,107
Mining equipment	74,905	38,162	55,758	23,390
Processing facilities	65,167	54,127	57,389	55,559
Other	3,474	1,681	2,584	2,514

	160,653	111,077	132,838	98,570
Less accumulated depreciation, amortization and depletion	(88,159)	(73,790)	(76,062)	(66,606)

	$72,494	$37,287	$56,776	$31,964

Accrued liabilities consist of the following (in thousands):

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Accrued net profits tax	$4,322	$2,380	$3,173	$383
Accrued property taxes	135	794	902	888
Accrued interest	—	282	—	227
Accrued wages and taxes	388	16,521	356	317
Other accrued liabilities	3,596	2,369	1,230	1,323

	$8,441	$22,346	$5,661	$3,138

Note 3 — Income Taxes
The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that are not expected to be realized based on available evidence.

FS 2-16

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 3 — Income Taxes (continued)
Temporary differences and carryforwards giving rise to a significant portion of deferred tax assets and liabilities are as follows (in thousands):

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Current deferred tax assets (liabilities)
Accounts receivable	$—	$196	$—	$221
Inventory and prepaids	(3,137)	(1,682)	(1,629)	(1,043)
Accrued liabilities	1,424	454	1,851	222
Investments	(266)	(92)	—	(427)
State taxes	58	53	(502)	(567)
Foreign currency translation adjustment	(2,046)	(762)	(1,975)	—
Other	—	—	13	437

Total current deferred tax liabilities	(3,967)	(1,833)	(2,242)	(1,157)

Long-term deferred tax assets (liabilities)
Property and equipment	(1,453)	(1,775)	(2,306)	(3,946)
Minimum tax credits and net operating losses	687	687	687	11,782
State taxes	(581)	(483)	(529)	(393)
Canada mineral tax	(2,650)	(1,977)	(248)	(1,825)
Mineral property	1,151	1,322	523	—
Mine closure and reclamation	10,121	8,143	8,616	7,939

Total long-term deferred tax assets	7,275	5,917	6,743	13,557
Valuation allowance	—	—	—	(14,225)

Net long-term deferred income tax assets (liabilities)	$3,308	$4,084	$4,501	$(1,825)

FS 2-17

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 3 — Income Taxes (continued)
Components reflected in the consolidated statements of income are as follows (in thousands):

	For the Nine-Month
	Periods Ended		For the Years Ended
	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Current
Federal	$(72,571)	$(34,354)	$(68,665)	$(4,460)
Foreign	(44,897)	(42,318)	(59,702)	(15,040)
State and local	(9,337)	(6,986)	(12,421)	(1,473)

	(126,805)	(83,658)	(140,788)	(20,973)

Deferred
Federal	(454)	3,016	6,849	—
Foreign	(762)	601	(523)	(377)
State and local	23	1,229	—	—

	(1,193)	4,846	6,326	(377)

	$(127,998)	$(78,812)	$(134,462)	$(21,350)

The following is a reconciliation of the statutory federal income tax rate applied to pre-tax accounting net income compared to the income taxes in the consolidated statements of income (in thousands):

	For the Nine-Month
	Periods Ended		For the Years Ended
	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Income tax expense at the statutory rate	$(140,593)	$(97,321)	$(155,567)	$(14,068)
Change resulting from State and local income taxes, net of federal income tax	(7,855)	(4,972)	(8,416)	(18)
Taxes on foreign subsidiaries’ net income in excess of income taxes at statutory rates	(2,549)	(4,601)	(7,187)	(2,725)
Change in valuation allowance	—	14,225	14,225	(2,624)
Depletion and other mining allowances	24,900	16,539	24,084	6,717
Manufacturer deduction	(2,100)	—	—	—
Other, net	199	(2,682)	(1,601)	(8,632)

	$(127,998)	$(78,812)	$(134,462)	$(21,350)

FS 2-18

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 4 – Long-Term Debt
Long-term debt consists of (in thousands):

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Note paid in full during the year ended September 30, 2005.	$—	$—	$—	$3,164

In June 1998, the Company signed promissory notes with the shareholders totaling $33,500,000 which are due June 30, 2008. The notes bear interest of 6% per annum, which is paid semi-annually. In July 2002 the shareholders accepted a change in interest rate to 3.93% per annum, which is paid quarterly. The note was paid in full during the nine-month period ended June 30, 2006.	—	5,243	20	20,134

In September 2002, TC Mining entered into a $1,205,043 floating rate note with US Bancorp, due October 15, 2006. Payments of $28,000 monthly. The note is collateralized by four Caterpillar trucks and bears interest at the one-month LIBOR plus 2.9%. The interest rate at June 30, 2006 was 7.968%.	111	420	344	646

In April 2005, Mining entered into a $574,000 floating rate note with US Bancorp, due April 2010. Payments of $11,000 monthly. The note is collateralized by one Caterpillar grader and bears interest at the one-month LIBOR plus 2.0%. The interest rate at June 30, 2006 was 7.335%.	458	554	532	—

In May 2005, Mining entered into a $1,284,000 floating rate note with US Bancorp, due May 2010. Payments of $25,000 monthly. The note is collateralized by one Ingersoll-Rand atlas blasthole drill and bears interest at the one-month LIBOR plus 2.0%. The interest rate at June 30, 2006 was 7.302%.	1,040	1,264	1,208	—

FS 2-19

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 4 – Long-Term Debt (continued)

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
In May 2005, Mining entered into a $893,000 floating rate note with US Bancorp, due May 2010. Payments of $17,000 monthly. The note is collateralized by one Caterpillar dozer and bears interest at the one-month LIBOR plus 2.0%. The interest rate at June 30, 2006 was 7.302%.	725	876	840	—

In June 2005, Mining entered into a $5,300,000 floating rate note with US Bancorp, due April 2010. Payments of $105,000 monthly. The note is collateralized by three Caterpillar trucks and bears interest at the one-month LIBOR plus 2.0%. The interest rate at June 30, 2006 was 7.267%.	4,441	5,300	5,160	—

In July 2005, Mining entered into a $3,536,000 floating rate note with US Bancorp, due April 2010. Payments of $71,000 monthly. The note is collateralized by two Caterpillar trucks and bears interest at the one-month LIBOR plus 2.0%. The interest rate at June 30, 2006 was 7.252%.	3,022	—	3,495	—

In August 2005, Mining entered into a $766,000 floating rate note with US Bancorp, due April 2010. Payments of $16,000 monthly. The note is collateralized by one Caterpillar dozer and bears interest at the one-month LIBOR plus 2.0%. The interest rate at June 30, 2006 was 7.208%.	649	—	754	—

	10,446	13,657	12,353	23,944
Less current portion	(2,366)	(1,535)	(2,695)	(3,465)

	$8,080	$12,122	$9,658	$20,479

Related party interest expense for nine-month periods ended June 30, 2006 and 2005 (unaudited), and for the years ended September 30, 2005 and 2004 was nil, $477,000, $525,000 and $922,000, respectively.

FS 2-20

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 4 – Long-Term Debt (continued)
Maturities of long-term obligations are as follows (in thousands):

Year Ending September 30,
2007	$2,366
2008	2,420
2009	2,604
2010	3,056

$10,446

Note 5 — Commitments and Contingencies
Litigation
In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.
Other
Beginning in February 1999, the Endako operation obtained cost reductions/concessions under an agreement sponsored by the Job Protection Commission of British Columbia. The concessions were in the form of reductions and deferrals of power costs, property taxes and mine inspection fees. Under this agreement, the Endako operation received approximately $4,300,000 (Cdn $5,584,000) of reductions in power costs from BC Hydro in the period from February 2, 1999 to February 1, 2001, which were contingently repayable. The amount of any repayment was dependent upon the future average price of molybdenum oxide and on the average U.S. dollar exchange rate. Under the Revised Economic Plan; repayment of Plan A concessions began in February 2005 and was terminated in April 2006, and approximately $1,591,000 (Cdn $1,830,000) and $1,187,000 (Cdn $1,461,000) had been repaid during the nine-month period ended June 30, 2006 and 2005 (unaudited), respectively, and approximately $1,763,000 (Cdn $2,170,000) was repaid during the year ended September 30, 2005.
At September 30, 2005, Plan A concessions contingently repayable total approximately $2,940,000 (Cdn $3,414,000), of which the Company’s portion equals approximately $2,205,000, which will be repayable in one year if molybdenum oxide prices are in the range of US $4.10 per pound. No provision for this amount has been made in these financial statements at June 30, 2006 as a result of the statutory termination of the agreement.

FS 2-21

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 6 – Stockholders’ Equity
The common and preferred stock shares authorized, issued and outstanding as of June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004 is as follows:
Preferred stock, no par value, 2,000,000 shares authorized; none issued.
Common stock, no par value, 20,000,000 shares authorized; 125,000 issued and outstanding as of June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004.
Note 7 — Related Party Transactions
Under agreements between the entities, Mining sells all of its production to Metals which contracts with LMC to process the material at agreed-upon prices. Under the Endako joint venture agreement, all production from Endako is sold by the joint venture partners, acting as agents for the joint venture.
Consolidated sales to Sojitz were approximately $101,900,000, $91,900,000, $128,400,000, and $41,800,000 for the nine-month periods ended June 30, 2006 and 2005 (unaudited), and the years ended September 30, 2005 and 2004, respectively.
Certain payments are made on behalf of the owners of the Company. These amounts are reflected in accounts receivable in the accompanying financial statements and were approximately $14,130,000, $1,030,000, $1,650,000, and $250,000 as of June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, respectively.
Note 8 — Retirement Savings Plan
The Company’s 401(k) Savings Plan (the “Plan”) is a defined contribution plan and covers all employees of Metals, Mining and LMC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and Section 401(k) of the Internal Revenue Code.
The assets of the Plan are held and the related investment transactions are executed by the Plan’s trustee. Participants in the Plan have numerous investment alternatives in which to place their funds. Administrative fees, including accounting and attorney fees, are paid by the Company on behalf of the Plan. The Company may make contributions to the Plan at its sole discretion. The Company contributed approximately $472,000, $300,000, $863,000 and $413,000 to the Plan for nine-month periods ended June 30, 2006 and 2005 (unaudited), and for the years ended September 30, 2005 and 2004, respectively.

FS 2-22

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 8 — Retirement Savings Plan (continued)
Endako maintains a defined contribution plan (the “Endako Plan”) covering all of its employees. The assets of the Endako Plan are held and the related investment transactions are executed by the Endako Plan’s trustee. Administrative fees, including any accounting and legal fees are paid by Endako on behalf of the Endako Plan. For the nine-month periods ended June 30, 2006 and 2005 (unaudited), and the years ended September 30, 2005 and 2004 Endako contributed $311,000, $296,000, $370,000 and $397,000, respectively, to the Endako Plan and the Company has recorded its proportionate share of such contributions.
Note 9 — Mine Closure and Reclamation
On October 1, 2002, the Company adopted the SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Fair value is determined by estimating the retirement obligations in the period an asset is first placed in service and then adjusting the amount for estimated inflation and market risk contingencies to the projected settlement date of the liability. The result is then discounted to a present value from the projected settlement date to the date the asset was first placed in service. The present value of the asset retirement obligation is recorded as an additional property cost and as an asset retirement obligation liability. The amortization of the additional property cost using the units-of-production method is included in depreciation, depletion and amortization expense and the accretion of the discounted liability is included in cost of metals sold, tolling and calcining expenses in the Company’s Statements of Income.
Minimum standards for mine reclamation have been established by federal, state and provincial government agencies. The Company has recorded approximately $23,782,000, $18,975,000, $23,016,000, and $18,226,000 for asset retirement obligations for the Thompson Creek Mine as of June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, respectively. The retirement reserve for Endako is approximately $7,244,000, $5,897,000, $6,936,000, and $5,551,000 at June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, respectively and the Company has recorded its proportionate share of $5,433,000, $4,423,000, $5,202,000, and $4,163,000, respectively.

FS 2-23

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 9 — Mine Closure and Reclamation (continued)
The following is a reconciliation of the total liability for asset retirement obligations (in thousands):

	For the Nine-Month
	Periods Ended		For the Years Ended
	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Balance — beginning of year	$28,218	$22,389	$22,389	$21,360
Accretion expense	1,156	1,009	1,582	1,029
Increase in liability due to expansion	—	—	4,247	—
Settlements	(159)	—	—	—

Balance — end of year	$29,215	$23,398	$28,218	$22,389

The Company is not aware of any events of non-compliance with environmental laws and regulations. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.
On July 31, 2002, the Company purchased a Mine Reclamation Insurance Policy. The program will provide the Company with an aggregate limit of $35,000,000 for the reclamation of the Thompson Creek property. The aggregate limit will be reduced as the policy is used to pay actual reclamation costs incurred. This risk transfer benefit will respond in the event that the actual cost of reclamation exceeds the current anticipated reclamation cost estimate due to unexpected conditions or changes in regulatory requirements. As of June 30, 2006 (unaudited), the Company estimates that the ultimate inflation-adjusted reclamation cost of the Thompson Creek mine will total $32,250,000. The policy term is for 20 years, expiring July 31, 2022. The Company paid $13,000,000 for the policy in July 2002, of which $10,400,000 was recorded as a long-term deposit and $2,600,000 was recorded as prepaid insurance. The prepaid balance will be amortized over the remaining life of the mine. In addition, the Company has commenced payment of annual installment premiums in the amount of $1,644,000 for five years beginning on July 30, 2003, with the final payment due on July 30, 2007.
During 2003, Endako filed a reclamation and closure plan that has been approved by the British Columbia Ministry of Energy and Mines (“MEM”). The MEM requires a reclamation bond of Cdn $6,620,000. Deposits of Cdn $5,596,000 made during the year ended September 30, 2005 as part of the security requirement of the MEM are recorded as restricted cash, bringing the total paid and interest accrued to Cdn $6,853,000, Cdn $6,139,000, Cdn $6,691,000, and Cdn $1,024,000 as of June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, respectively. The Company’s proportionate share of this deposit is $4,609,000, $3,757,000, $4,322,000, and $606,000 as of June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, respectively and is recorded as restricted cash in the accompanying balance sheets.

FS 2-24

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 10 — Industry Segment Information
The Company’s operations include a single industry segment — the mining, milling, roasting and sale of molybdenum products. Financial information summarized by geographic area at June 30, 2006 and 2005, and September 30, 2005 and 2004 is comprised of (in thousands):

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
United States	$503,175	$415,805	$585,656	$168,138
Canada	143,916	145,005	204,768	80,154

Total revenue	$647,091	$560,810	$790,424	$248,292

United States	$310,880	$198,570	$323,646	$4,208
Canada	96,543	88,289	132,828	38,178

Operating income	$407,423	$286,859	$456,474	$42,386

United States	$556,789	$324,337	$406,772	$120,735
Canada	71,866	80,244	84,609	44,322

Total assets	$628,655	$404,581	$491,381	$165,057

Consolidated export sales were approximately $294,200,000, $291,600,000, $401,100,000, and $124,000,000 for the nine-month periods ended June 30, 2006 and 2005 (unaudited), and for the years ended September 30, 2005 and 2004, respectively.
Note 11 — Differences in Generally Accepted Accounting Principles between the United States and Canada
The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). There are no material differences between US GAAP and accounting principles generally accepted in Canada (“Canadian GAAP”), insofar as they affect the Company’s consolidated financial statements.
As permitted under Canadian GAAP, the Company has chosen to early adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income” (“CICA 1530”). The adoption of CICA 1530 also required the Company to adopt the CICA Handbook Sections 3251 “Equity” (“CICA 3251”), 3855 “Financial Instruments – Recognition and Measurement (“CICA 3855”) and 3865 “Hedges” (“CICA 3865”). These standards will be required for all Canadian GAAP financial statements for fiscal years beginning on or after October 1, 2006. The early adoption of these standards by the Company has harmonized the US GAAP and Canadian GAAP presentation, disclosure and accounting for comprehensive income, financial instruments and derivative accounting.

FS 2-25

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 11 — Differences in Generally Accepted Accounting Principles between the United States and Canada (continued)
Additionally, the Company early adopted CICA Handbook section 3110 “Asset Retirement Obligations” (“CICA 3110”) at the same time it implemented SFAS No.143 (see Note 1).
Canadian GAAP requires additional information be disclosed about the financial performance of any joint venture that the Company proportionately consolidates. The table below summarizes the Company’s 75% proportionate share of certain financial information related to the Endako joint venture:

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Current assets	$43,545	$57,400	$55,840	$23,575
Non-current assets	28,321	22,844	28,769	20,747

Total assets	$71,866	$80,244	$84,609	$44,322

Current liabilities	$7,169	$10,881	$8,980	$3,635
Non-current liabilities	5,433	4,423	5,202	4,164

Total liabilities	$12,602	$15,304	$14,182	$7,799

Revenue	$143,916	$145,005	$204,768	$80,154
Expense	48,521	57,398	74,121	42,790

Net income	$95,395	$87,607	$130,647	$37,364

Cash flow from operating activities	$104,311	$78,428	$119,973	$41,716
Cash flow from investing activities	$(1,678)	$(3,586)	$(7,992)	$(726)
Cash flow from financing activities	$(109,039)	$(60,571)	$(101,642)	$(37,023)

FS 2-26

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 12 — Restatement
For the year ended September 30, 2005, the Company has made two adjustments as a result of corrections of an error. The first correction relates to an adjustment relates to an elimination entry that was not properly recorded. The impact of this correction on the consolidated financial statements resulted in a decrease in the year ended September 30, 2005 consolidated revenues from $796,299 to $779,463 and cost of goods sold from $329,976 to $313,140. The adjustment did not have an impact on net income or the balance sheet for the year ended September 30, 2005.
The second correction relates to an underaccrual of current income tax expense. The impact of this correction on the consolidated financial statements resulted in a increase in the year ended September 30, 2005 income tax expense of $15,847 and a resulting decrease in net income. Additionally, the balance sheet accrual for income taxes was understated by $15,847.
Note 13 — Subsequent Events
On June 28, 2006, the Company declared a $1,400 per share dividend. The total dividend of $175,000,000 was paid on July 5, 2006. This amount is reflected in accrued dividends in the accompanying financial statements as of June 30, 2006.

FS 2-27